# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wheels Up Experience Inc., CIK 0001819516
CUSIP: 96328L304
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2135 AMERICAN WAY, CHAMBLEE, Georgia (GA), 30341
Date of event which requires filing of this statement: 05/29/2026
Filed by CIK 0000027904
Persons authorized to receive notices and communications: Peter W. Carter, Delta Air Lines, Inc., 1030 Delta Boulevard, Atlanta, Georgia (GA), 30354, 404-715-2600

## Reporting persons
- Delta Air Lines, Inc. (CIK 0000027904): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 13,168,465; shared voting power 0; sole dispositive power 13,168,465; shared dispositive power 0; aggregate amount beneficially owned 13,168,465 (36.3% of the class)
  Comment: Percentage calculated on the basis of 36,260,282 shares of Class A Common Stock, $0.0001 par value (the "Class A Common Stock"), of Wheels Up Experience Inc. (the "Issuer"), outstanding as of May 29, 2026, as reported by the Issuer on a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on June 1, 2026. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined in the Issuer's initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.
  
  The percentage reported above does not give effect to the Voting Agreement (as defined in Amendment No. 3 to the initial statement on Schedule 13D filed by the Reporting Person), pursuant to which the Reporting Person has agreed with the Issuer that any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions "for", "against", "abstain" and/or "withhold" on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Wheels Up Experience Inc.
Address of issuer's principal executive offices: 2135 AMERICAN WAY, CHAMBLEE, Georgia (GA), 30341
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the Issuer's Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto ("Amendment No. 1"), filed by the Reporting Person on August 15, 2023, Amendment No. 2 thereto ("Amendment No. 2"), filed by the Reporting Person on August 29, 2023, Amendment No. 3 thereto ("Amendment No. 3"), filed by the Reporting Person on September 22, 2023, Amendment No. 4 thereto ("Amendment No. 4"), filed by the Reporting Person on November 17, 2023, Amendment No. 5 thereto ("Amendment No. 5"), filed by the Reporting Person on September 24, 2024, and Amendment No. 6 thereto ("Amendment No. 6"), filed by the Reporting Person on November 14, 2024 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended solely to restate the list of Covered Persons on Exhibit 99.1 hereto, which exhibit is incorporated into this Item 2 by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by deleting the first paragraph of Item 3 and replacing it with the following:

"The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 7, are incorporated into this Item 3 by reference."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of Amendment No. 6 and replacing it with the following:

"2026 Term Loan Credit Agreement and Amendment No. 4 to the Credit Agreement

As disclosed by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on June 1, 2026 (the "Form 8-K"), the Issuer entered into a Credit Agreement (the "2026 Credit Agreement"), dated as of May 29, 2026 (the "Closing Date"), by and among the Issuer, as borrower, certain subsidiaries of the Issuer, as guarantors, the Reporting Person, Cox Investment Holdings, LLC ("Cox") and CK Wheels LLC ("CK Wheels", and collectively with the Reporting Person and Cox, the "Lead Lenders"), and U.S. Bank Trust Company, N.A., as administrative agent, pursuant to which the Lead Lenders provided an unsecured term loan facility to the Issuer in the aggregate original principal amount of $100.0 million (the "Initial 2026 Term Loan"). The Reporting Person's commitment under the Initial 2026 Term Loan was $57.0 million.

Pursuant to the 2026 Credit Agreement, the Issuer, with the consent of each Lead Lender, may request the establishment of additional term loan commitments after the Closing Date in an aggregate original principal amount up to $100.0 million (each, an "Incremental Term Loan" and, together with the Initial 2026 Term Loan, the "2026 Term Loan"), subject to lender participation and certain other requirements set forth in the 2026 Credit Agreement.

The scheduled maturity date for the 2026 Term Loan is the earliest to occur of (i) May 29, 2029, (ii) acceleration or termination of any obligations upon the occurrence and continuation of an Event of Default (as defined in the 2026 Credit Agreement), and (iii) 91 days prior to the "Scheduled Maturity Date" under the Credit Agreement, which is currently scheduled to mature on September 20, 2028 (as applicable, the "Maturity Date"). Interest on the 2026 Term Loan accrues on a daily basis at a rate of 12% per annum (calculated on the basis of a 360-day year for the actual number of days elapsed and compounded quarterly) on the unpaid principal balance then outstanding. Accrued interest on the 2026 Term Loan is payable in kind as compounded interest and capitalized to the principal amount of the 2026 Term Loan on the last day of each of March, June, September and December, and the Maturity Date; provided, that the Issuer may, at its option, elect to pay such interest in cash at any interest payment date. If any repayment or prepayment of the 2026 Term Loan is required as a result of an Event of Default (as defined in the 2026 Credit Agreement), accrued interest as of the date of such repayment or prepayment that has not yet been capitalized to the principal amount repaid or prepaid must be paid in cash. Upon the occurrence and during the continuance of an Event of Default under the 2026 Credit Agreement, interest will accrue on (y) the unpaid principal balance of the 2026 Term Loan at the rate then applicable to such 2026 Term Loan plus 2% and (z) all other outstanding liabilities, interest, expenses, fees and other sums under the 2026 Credit Agreement, at a rate equal to the Alternate Base Rate (as defined in the 2026 Credit Agreement) plus 2% per annum (in each case, calculated on the basis of a 360-day year for the actual number of days elapsed and compounded quarterly).

The other material terms of the 2026 Credit Agreement are described in more detail in the Form 8-K.

In connection with the closing of the 2026 Credit Agreement, the Issuer entered into Amendment No. 4 to the Credit Agreement, dated as of May 29, 2026 (the "Credit Agreement Amendment No. 4"), by and among the Issuer, as borrower, the other loan parties party thereto, as guarantors, the Lead Lenders, and U.S. Bank Trust Company, N.A., pursuant to which, among other things, certain conforming amendments were made to permit the incurrence of the 2026 Term Loan and reflect its terms.

The foregoing descriptions of the 2026 Credit Agreement and the Credit Agreement Amendment No. 4 do not purport to be complete and are qualified in their entirety by reference to the 2026 Credit Agreement and the Credit Agreement Amendment No. 4 filed as Exhibit 8 and Exhibit 9, respectively, to this Schedule 13D, which are incorporated by reference herein.

The Reporting Person disclaims membership in a "group" within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, and nothing in this Amendment No. 7 shall be deemed an admission that the Reporting Person is a member of a "group" within the meaning of Section 13(d) of the Act."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a-b) is hereby amended and restated as follows:

"(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 7, are incorporated into this Item 5 by reference.

To the Reporting Person's knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by deleting the first paragraph of Item 6 and replacing it with the following:

"The responses of the Reporting Person to Items 2, 3, 4 and 5 of the Schedule 13D, as amended by this Amendment No. 7, are incorporated into this Item 6 by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 8: Credit Agreement, dated as of May 29, 2026, among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, as guarantors, Delta Air Lines, Inc., Cox Investment Holdings, LLC, CK Wheels LLC and U.S. Bank Trust Company, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 1, 2026, found at www.sec.gov/Archives/edgar/data/1819516/000162828026039275/ex-101xup2026termloancredi.htm).

Exhibit 9: Amendment No. 4 to Credit Agreement, dated as of May 29, 2026, by and among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, as guarantors, the lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and collateral agent (with a conformed version of the Credit Agreement through and including Amendment No. 4 thereto provided in Exhibit A thereto) (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on June 1, 2026, found at www.sec.gov/Archives/edgar/data/1819516/000162828026039275/ex-102xupamendmentno4to202.htm).

## Signatures
- Delta Air Lines, Inc.: /s/ Peter W. Carter, Peter W. Carter, President (06/02/2026)